Exhibit 4

[Translation]

Deed of Loan Agreement (in Foreign Currency)

October 14, 2008

To The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Address:	7-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8330

The Debtor:	Mitsubishi UFJ Financial Group, Inc.

	Nobuo Kuroyanagi, President & CEO	Seal

Address:

The Joint and Several Guarantor: Name of the Guarantor

	Name of the Representative of the Guarantor	Seal

Address:

The Joint and Several Guarantor: Name of the Guarantor

	Name of the Representative of the Guarantor	Seal

Mitsubishi UFJ Financial Group, Inc. (the “Debtor”) enters into a Loan Agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) as follows, by accepting respective Articles set forth in the Agreement on Bank Transactions separately agreed to with BTMU.

Article 1 (Borrowing)

The Debtor borrowed money from BTMU based on the following terms and received it.

1.	Borrowing amount: US$9,000,000,000.00

2.	Use of funds: Funds to acquire shares of common stock and preferred shares of Morgan Stanley

3.	Maturity date: April 14, 2009

4.	Repayment (place “x” in either of the following parentheses):

(x) Bullet payment will be made on April 14, 2009.

(  ) The first payment day shall be MM/DD/YY, and subsequently, payment in      installments on the corresponding day of every      month as payment day will be made, and each payment amount shall be as follows.

Furthermore, if the corresponding day above is a day other than a bank business day as provided in Paragraph 5 (6) of this Article, the payment day will be on the next bank business day; provided, however, that if the next bank business day falls on a day of the next month, the payment day shall be the BTMU business day immediately preceding the corresponding day.

5.	Interest rate and its determination method

(1)	The interest rate shall be at the ratio of 5.037% from the borrowing date to April 14, 2009, and subsequently, shall be the borrowing rate of BTMU for the same period as the interest payment period in the London or other international financial markets, as set forth in (3) of this paragraph plus 0.40% per annum (the “Floating Rate”).

(2)	The Floating Rate above shall be determined by BTMU on the basis of the rate that is in effect two bank business days before the commencement date of the interest payment period.

(3)	The interest payment period to be used for determination of the Floating Rate above shall be a period of either three months or six months,to be decided upon by the Debtor and agreed to by BTMU. The Debtor shall give notice in writing to the head office of BTMU no later than five bank business days before the commencement of the next interest payment period as to the interest payment period chosen, and this notice shall be irrevocable.

In addition, if the Debtor fails to give notice as specified above, BTMU may automatically deem the next interest payment period to be a three months period.

(4)	The Debtor may not choose an interest payment period which goes over the next payment day. Furthermore, the last day of the interest payment period immediately before the payment day shall fall on the payment day.

(5)	In the event that BTMU acknowledges that the determination of the interest rate based on the methods above is not appropriate due to the suspension of trading of the London or other international financial markets or any other reasons, determination shall be made through another method following consultations be conducted separately.

(6)	A bank business day under this Agreement shall be a day when banks in the Tokyo and London or other international financial markets conduct foreign currency transactions and foreign exchange transactions.

6.	Prepayment

The Debtor may make a prepayment of the borrowing in whole or in part with the approval of BTMU on the last day of an interest payment period notwithstanding the provisions of Paragraph 4 of this Article; provided, however, that the head office of BTMU receives a written notice from the Debtor concerning this prepayment 30 days or more before the last day of the interest payment period.

In addition, the notice concerning the prepayment shall be irrevocable.

7.	Method of interest payment

(1)	The first interest payment day shall be April 14, 2009, and subsequently, the interest payment day shall be the expiration date of the interest payment period to be chosen by the Debtor, and the interest accrued starting from the borrowing date (from the second payment, each interest payment day) to the day before the next interest payment day (the day before the maturity date) shall be paid on deferred terms.

Furthermore, if the relevant day as specified above is a day other than a bank business day as provided in Paragraph 5 (6) of this Article, the interest payment day will be the following bank business day; provided, however, that if the next bank business day falls on a day of the next month, the interest payment day shall be the BTMU business day immediately preceding the corresponding day.

(2)	The calculation of the interest in this case shall be made based on a 360-day year basis for the actual number of days elapsed.

8.	Proportion of damages and calculation method

Damages to be paid to BTMU in the event that the Debtor fails to perform any obligations to BTMU shall be calculated based on the interest rate by adding 2% per annum to the interest required for BTMU to procure the funds which match the borrowing, or at the rate of 14% per annum, whichever is higher, from the day of the event of default to the payment day, notwithstanding the provisions set forth in Article 3 of the Agreement on Bank Transactions, and the calculation in this case shall be made based on a 360-day year basis for the actual number of days elapsed.

9.	Burden of increased cost

In the event that situations occur in which BTMU must bear new costs, such as a situation in which reserves are required for the borrowing based on this Loan Agreement due to amendment or abolition or new establishment of laws and regulations or administrative measures, etc., such costs shall be borne by the Debtor and the Debtor shall pay immediately upon request by BTMU.

10.	Place of payment of principal and interest and expenses, etc.

It shall be at the head office of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Article 2 (Parallel use of notes and omission)

1.	The Debtor shall draw and pledge to BTMU promissory notes whose payment date is set on the last day of each interest payment period in the currency and amount (if a payment has made, the amount after the payment) specified in Paragraph 1 of the preceding Article and subsequently continue to renew until the maturity date.

2.	Upon approval by BTMU, the Debtor may omit pledging the promissory notes to BTMU as stipulated in the foregoing paragraph; provided, however, that in such case, the Debtor shall immediately perform the obligations as set forth in the foregoing paragraph and pledge the promissory notes to BTMU upon subsequent request of BTMU.

Article 3 (Yen conversion rate and payment method, etc. of principal and interest)

1.	For the performance of obligations under this Loan Agreement, in accordance with the designation of BTMU, the Debtor shall make a payment in the currency set forth in Paragraph 1 of Article 1 or after converting the currency into yen or other foreign currency at the foreign exchange rate designated by BTMU at the time of the implementation of the calculation by BTMU.

2.

(i)	If there is no designation by BTMU in accordance with the foregoing paragraph with respect to the principal which shall be paid by the Debtor, the payment amount which is withdrawn on the scheduled payment day from the following savings account under the name of the Debtor shall be allocated for the payment. Further, the withdrawal amount in case of making a payment from a yen currency account, except when a Currency Conversion Arrangement is executed in advance, shall be the amount after conversion of the payment amount at the spot telegraphic transfer selling rate designated by BTMU on the payment day.

(place “x” in either of the following parentheses)

(x) Foreign currency deposit; (savings account); account number: No. X

(  ) Yen currency deposit; (checking or savings account); account number: No.

(a)	In this case, notwithstanding the checking account provisions or savings account provisions, submission of a refund request form of notes or foreign currency deposit or a savings account passbook and refund request form shall be omitted.

(b)	If the funds in the designated savings account do not meet the payment amount on the payment day, when the payment amount is reached, BTMU may conduct the same processing procedure on a day following the payment day.

(ii)	With respect to interest, damages and any other deductions in association with this borrowing, in accordance with (a) in this Article, it is permissible to withdraw from the savings account under the name of the Debtor.

(iii)	In the event of following neither of the above (i) nor (ii), the Debtor shall comply with the designation of BTMU.

Article 4 (Acceleration of payment due to changes in situations)

Where any one of the events in the following items occurs, in addition to Article 5 of the Agreement on Bank Transactions, upon request of BTMU, any and all obligations to BTMU under this Loan Agreement shall immediately become due and payable, and the Debtor shall pay for such obligations forthwith:

1.	Due to changes in laws and regulations and administrative measures, etc., the borrowing under this Agreement becomes not legitimate;

2.	It has become impossible for BTMU to procure funds in relation to this Loan Agreement in the foreign exchange market set forth in Paragraph 5 (1) of Article 1;

3.	The Debtor and BTMU fail to reach an agreement with respect to the determination method of the interest rate as provided in Paragraph 5 (5) of Article 1; and

4.	In the case of the occurrence of an event which is acknowledged to be tantamount to that which is specified foregoing paragraphs.

Article 5 (Cancellation of the Currency Conversion Arrangement)

In the event that the Debtor has executed the Currency Conversion Arrangement with BTMU in advance with respect to the payment amount of the obligations under this Loan Agreement, where any of the events set forth in each item of Paragraph 1 of Article 5 of the Agreement on Bank Transactions occurs to the Debtor, without the necessity for any notice or demand from BTMU, it shall be deemed that any and all Currency Conversion Arrangement with the Debtor cancelled, and any fees and costs paid by BTMU and any and all other damages incurred to BTMU due to this cancellation shall be borne by the Debtor, and the Debtor shall immediately make the payment.

In addition, in the case where any of the events set forth in each item of Paragraph 2 of Article 5 of the Agreement on Bank Transactions occurs to the Debtor, BTMU may cancel any and all Currency Conversion Arrangements with the Debtor with notice, and any fees and costs paid by BTMU and any and all other damages incurred to BTMU due to this cancellation shall be borne by the Debtor, and the Debtor shall immediately make the payment.

Article 6 (Deduction calculation, etc.)

In case that the Debtor must perform any obligations owed to BTMU due to maturity under this Loan Agreement or acceleration of payments due to the events stipulated in Article 5 of the Agreement of Bank Transactions and Article 4 of this Agreement, BTMU shall offset any such obligations against any of the Debtor’s deposits and other credits in compliance with the following in addition to the provisions set forth in Article 7 of the Agreement on Bank Transactions.

1.	If a currency of the obligations under this Loan Agreement is different from that of the credits of the Debtor against which BTMU attempts to offset, the credits and obligations shall be converted into yen or similar currency at the foreign exchange quotation designated by BTMU at the time when a offsetting is effected.

2.	In case that BTMU attempts to offset at the close of the foreign exchange market set forth in Paragraph 5(5) of Article 1 or on a day other than a bank business day provided in Paragraph 5(6) of Article 1, the conversion of the currency in Paragraph 1 of this Article shall be conducted at the temporary rate designated by BTMU. In such case, the conversion of the currency shall be made again on the first bank business day after the reopening of the foreign exchange market or on the next bank business day after the ofsetting day at the foreign exchange rate designated by BTMU, and if any deficiency or excess arises, it shall be settled in a currency designated by BTMU.

Article 7 (Foreign Exchange and Foreign Trade Law)

The borrowing of money under this Loan Agreement by the Debtor is conducted in compliance with the “Foreign Exchange and Foreign Trade Law” and orders and rules, etc. based on this law (the “FEFT Law”), and the same shall apply when the FEFT Law is amended in future, and if necessary, shall be in accordance with the designation of BTMU.

Article 8 (Burden of costs)

The Debtor shall bear costs for the preparation of this Deed and the deed of Article 10, disposition of collaterals, and any other costs concerning this Agreement.

Article 9 (Guarantee)

1.	With regard to any and all obligations the Debtor owes under this Agreement, the Guarantor shall be jointly and severally liable with the Debtor for the payment of all such obligations and shall comply with this Agreement, in addition to each Article in the Agreement of Bank Transactions separately agreed to between the Debtor and BTMU.

2.	The Guarantor shall not claim for exemption even if BTMU changes or releases the collaterals or other guarantees at its convenience.

3.	The Guarantor shall not offset any of the Guarantor’s obligations with any of the Debtor’s deposits and/or any other claims to BTMU.

4.	In the event that the Guarantor performs obligations, the Guarantor shall not exercise any rights acquired from BTMU by subrogation without BTMU’s consent while transactions are conducted between the Debtor and BTMU. Upon BTMU’s demand, the Guarantor shall transfer to BTMU such rights or priority without compensation.

5.	If the Guarantor separately guarantees the Debtor’s obligations to BTMU in addition to this guarantee or intends to guarantee in future, and if a special contract is not entered into, the total guarantee amount shall be the sum of these guarantees, and this guarantee shall not affect other guarantees.

Article 10 (Preparation of authenticated deed)

The Debtor and the Guarantor shall, if requested by BTMU, immediately take necessary procedures to prepare an authenticated deed which acknowledges the legal enforceability of the obligations under this Agreement.

[Translation]

Rider

October 14, 2008

To The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Debtor:

Address:	7-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-8330

Name:	Mitsubishi UFJ Financial Group, Inc.

Nobuo Kuroyanagi, President & CEO	Seal

The Joint and Several Guarantor:

Address:

Name:	Seal

Mitsubishi UFJ Financial Group, Inc. (the “Debtor”) hereby enters into a special contract as below for settlement fees (damages for breach of contract) to be paid at the time of prepayment, concerning the borrowing from The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) based under the Loan Agreement (the “Original Agreement”) dated October 14, 2008 (the “Borrowing”).

Notes

1.	Prepayment

The Debtor agrees that a prepayment of the Borrowing cannot be made on days other than those stipulated in Paragraph 6 of Article 1 of the Original Agreement; provided, however, that if, due to unavoidable circumstances, and given consent of BTMU, a prepayment is made, settlement fees as stipulated in the following paragraph shall be paid without delay upon such request from BTMU, in addition to interest accrued up to the prepayment day.

2.	Settlement fees

The amount of the settlement fees shall be calculated in accordance with the following formula; provided, however, that if the amount based on the formula becomes a negative figure, no settlement fees shall be incurred.

Prepayment amount	x	(Market interest rate of the Borrowing*1 – Market interest rate at the time of the prepayment*2)

		x	Remaining period (days) at the time of the prepayment*3 / 360 days

*1	Interest rate that BTMU procures from the market.
*2	Interest rate at which BTMU can reinvest in the market during the remaining period.
*3	Period from the prepayment day to the last day of the interest payment period (the final payment day if the interest rate is not readjusted).

3.	Acceleration of payment

In the event of default by the Debtor, and there is acceleration of payment, the Debtor shall pay to BTMU settlement fees on the basis of the calculation stipulated in the foregoing paragraph upon such request from BTMU.